Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated financial statements

For the Six-Month Periods Ended February 28, 2022 and February 28, 2021

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statement of financial position

(Unaudited)

	As at February 28, 2022	As at August 31, 2021
	$	$

Assets
Current
Cash	9,757,228	18,147,821
Trade and other receivables [note 3]	212,913	319,740
Inventories [note 4]	3,009,872	1,976,084
Prepaid expenses	2,775,952	544,843
Income tax receivable	173,602	—
Grants and investment tax credits receivable	741,079	108,302
Share subscription receivable [note 14]	39,200	39,200
Advances to related parties [note 14]	16,252	185,407
Total current assets	16,726,098	21,321,397
Debentures [note 5]	1,990,000	2,850,000
Right-of-use assets [note 6]	2,628,175	2,905,199
Property and equipment [note 7]	1,842,508	1,414,509
Intangible assets [note 8]	1,165,124	1,225,722
Deferred income taxes	17,547	17,547
Goodwill [note 8]	9,082,275	9,033,638
Other financial assets	115,440	33,280
Total assets	33,567,167	38,801,292

Liabilities and shareholders’ equity
Current
Trade and other payables [notes 10 & 14]	841,446	848,054
Income tax payable	17,684	138,308
Contract liabilities [note 11]	1,011,447	898,713
Current portion of lease liabilities [note 12]	582,714	562,136
Current portion of long-term debt [note 13]	81,845	10,179
Other financial liabilities	205,708	237,444
Total current liabilities	2,740,844	2,694,834
Lease liabilities [note 12]	2,162,862	2,404,680
Long-term debt [note 13]	232,059	53,936
Deferred income taxes	127,050	122,655
Total liabilities	5,262,815	5,276,105

Shareholders’ equity
Capital stock [note 15]	43,056,042	42,834,982
Contributed surplus [note 16]	10,040,071	7,861,405
Accumulated other comprehensive income	432,392	388,566
Deficit	(25,224,153)	(17,559,766)
Total shareholders’ equity	28,304,352	33,525,187
	33,567,167	38,801,292

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statement of changes in equity (deficit)

(Unaudited)

Six months ended February 28,

					Accumulated
					other
			Contributed		comprehensive
	Capital stock		surplus	Deficit	income	Total
	Units	$	$	$	$	$

Shareholders’ equity as at August 31, 2020	4,585,001	2,497,813	739,961	(2,445,859)	—	791,915
Total comprehensive loss [restated [note 2]]	—	—	—	(6,756,555)	—	(6,756,555)
Share issuance, net of transactions costs of nil	595,687	2,231,999	—	—	—	2,231,999
Initial Public Offering, net of transactions costs of $3,328,687	2,760,000	33,158,513	—	—	—	33,158,513
Conversion of related party loans	69,650	898,489	—	—	—	898,489
Shares issued as consideration for the acquisition of intangible assets	30,000	573,936	—	—	—	573,936
Share-based compensation [note 16]	—	—	3,401,530	—	—	3,401,530
Shareholders’ equity as at February 28, 2021 [restated [note 2]]	8,040,338	39,360,750	4,141,491	(9,202,414)	—	34,299,827

Shareholders’ equity as at August 31, 2021	8,324,861	42,834,982	7,861,405	(17,559,766)	388,566	33,525,187
Total comprehensive loss	—	—	—	(7,664,387)	43,826	(7,620,561)
Share issuance, net of transactions costs of nil [note 15]	36,914	221,060	—	—	—	221,060
Share-based compensation [note 16]	—	—	2,178,666	—	—	2,178,666
Shareholders’ equity as at February 28, 2022	8,361,775	43,056,042	10,040,071	(25,224,153)	432,392	28,304,352

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statement of comprehensive loss

(Unaudited)

	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021
	$	$	$	$
		Restated		Restated
		[note 2]		[note 2]

Revenues [note 17]	753,520	189,886	1,960,371	463,722
Cost of sales [note 4]	504,862	129,638	1,189,172	379,436
Gross profit	248,658	60,248	771,199	84,286

Expenses
Research and development [note 18]	98,645	9,000	17,509	67,000
Office salaries and benefits	916,300	289,753	1,603,821	384,873
Selling & marketing expenses	581,558	124,557	1,140,275	188,018
Professional fees	1,034,168	351,191	1,881,448	745,258
Office and general	504,092	256,809	934,190	527,978
Share-based compensation [note 16]	584,369	3,015,283	2,178,666	3,401,530
Depreciation	63,586	18,320	125,459	28,169
Net financial expense [note 19]	809,855	479,136	652,311	1,107,974
Other income	(38,529)	(13,793)	(64,989)	(13,793)
	4,554,044	4,530,256	8,468,690	6,437,007

Loss before tax	(4,305,386)	(4,470,008)	(7,697,491)	(6,352,721)
Income taxes
Current tax recovery	(68,601)	—	(33,821)	—
Deferred tax expense	25	—	717	—
	(68,576)	—	(33,104)	—
Net loss for the period	(4,236,810)	(4,470,008)	(7,664,387)	(6,352,721)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	(72,126)	—	43,826	—
Other comprehensive income, net of tax	(72,126)	—	43,826	—
Total comprehensive loss for the period, net of tax	(4,308,936)	(4,470,008)	(7,620,561)	(6,352,721)

Weighted average shares outstanding	8,341,953	7,997,231	8,333,345	6,581,687
Basic and diluted loss per share	(0.51)	(0.56)	(0.92)	(0.97)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statement of cash flows

(Unaudited)

Six months ended February 28,

	2022	2021
	$	$
		Restated
		[note 2]
Operating activities
Net loss	(7,664,387)	(6,352,721)
Depreciation	481,769	147,694
Accretion on long-term debt and lease liability	75,663	25,187
Share-based compensation – options	2,178,666	3,401,530
Shares issued for services	221,060	109,069
Loss on debentures	860,000	—
Income tax recovery	(33,104)	—
Income tax recovered	(260,223)	—
Gain on lease termination	(2,050)	—
Effect of exchange rate fluctuation	(8,812)	—
	(4,151,418)	(2,669,241)
Net change in non-cash working capital items
Trade and other receivables	106,827	(162,231)
Inventories	(1,033,788)	(731,832)
Grants and investment tax credits receivable	(632,777)	(165,715)
Other financial assets	(82,160)	—
Prepaid expenses	(2,231,109)	(1,105,266)
Trade and other payables	(6,608)	92,316
Contract liabilities	112,734	208,961
Other financial liabilities	(34,587)	—
Cash used in operating activities	(7,952,886)	(4,533,008)

Investing activities
Additions to property and equipment	(543,727)	(56,087)
Proceeds from the disposal of property and equipment	46,482	—
Additions to intangible assets	(20,851)	(461,134)
Cash used in investing activities	(518,096)	(517,221)

Financing activities
Change in bank indebtedness	—	(170,000)
Increase in long-term debt	282,424	—
Repayment of long-term debt	(34,709)	(416,545)
Advances to related parties	176,771	—
Initial public offering, net of transaction costs paid	—	33,430,239
Issuance of shares	—	2,025,000
Repayment of lease liabilities	(344,097)	(85,905)
Cash provided by financing activities	80,389	34,782,789

Net (decrease) increase in cash during the period	(8,390,593)	29,732,560
Cash, beginning of period	18,147,821	1,296,821
Cash, end of period	9,757,228	31,029,381

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. On November 27, 2020, the Company completed its initial public offering of an aggregate of 2,760,000 Voting Common Shares of the Company at a price of U.S.$10.00 ($13.22) per share for gross proceeds of U.S.$27,600,000 ($36,487,200). The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuates based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation

Compliance with IFRS

These condensed interim consolidated financial statements are for the three- and six-month period ended February 28, 2022 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2021.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2021.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on April 08, 2022.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

Basis of measurement

These condensed interim consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company

7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ltd.	Operates an electric boat rental center	United States	100%

Foreign currency translation

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currencies of 7858078 Canada Inc. and EB Rental Ltd. are the Canadian dollar and the US dollar, respectively.

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

	Exchange rate as at			Average exchange rate for
	February 28, 2022	August 31, 2021	June 3, 2021	Six months ended February 28, 2022

US dollar	1.2698	1.2630	1.2103	1.2640

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2021 annual financial statements.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

Correction of an error

During 2022, the Company noted that deferred tax (recovery) expense had been erroneously calculated in its interim financial statements for the three and six months ended February 28, 2021, with no impact on the consolidated financial statements as at August 31, 2021 and 2020 and the years then ended. As a consequence, deferred tax liability and (recovery) expense as at February 28, 2021 and for the three and six months then ended have been overstated. The error has been corrected by restating each of the affected financial statement line items for the prior period, as follows:

	Three months ended February 28, 2021	Six months ended February 28, 2021
	$	$
Impact on consolidated statements of comprehensive loss (decrease/(increase) in loss)
Deferred tax expense (recovery)	(16,694)	403,834
Net impact on loss for the period	(16,694)	403,834
Impact on basic and diluted loss per share (decrease/(increase) in loss per share)
Basic and diluted loss per share	—	0.06

The change did not have an impact on other comprehensive income or the Company’s operating, investing and financing cash flows for the three and six months ended February 28, 2021.

3. Trade and other receivables

	As at February 28, 2022	As at August 31, 2021
	$	$

Trade receivables	33,452	27,388
Sales taxes receivable	80,141	166,749
Interest and other receivables	99,320	125,603
	212,913	319,740

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at February 28, 2022, trade receivables of $33,452 [August 31, 2021 – $27,388] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

	As at February 28, 2022	As at August 31, 2021
	$	$

0 – 30	—	—
31 – 60	—	2,008
61 – 90	33,452	25,380
91 and over	—	—
	33,452	27,388

There were no movements in the allowance for expected credit losses for the three and six months ended February 28, 2022 and the year ended August 31, 2021.

4. Inventories

	As at February 28, 2022	As at August 31, 2021
	$	$

Raw materials	1,975,856	1,549,125
Work-in-process	248,356	327,757
Finished goods	785,660	99,202
	3,009,872	1,976,084

For the three and six months ended February 28, 2022, inventories recognized as an expense amounted to $504,862 and $1,189,172 respectively [February 28, 2021 – $129,638 and $379,436 respectively].

For the three and six months ended February 28, 2022, cost of sales includes depreciation of $183,185 and $356,310 respectively [February 28, 2021 – $60,334 and $119,526 respectively].

5. Debentures

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange [the "Debentures"], for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term [the “Term”]. The Debentures are convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy. For the three and six months ended February 28, 2022, the Company recorded a loss of $790,000 and $860,000 respectively [February 28, 2021 – Nil and Nil respectively] in net finance expense for change in the fair value of the Debentures [note 19].

6. Right-of-use assets

	Premises	Computer equipment	Rolling stock	Boat rental fleet	Total
	$	$	$	$	$

Cost
Balance at August 31, 2020	737,066	11,333	38,699	—	787,098
Business acquisition	1,281,308	3,646	39,924	326,868	1,651,746
Additions	672,731	—	179,736	—	852,467
Disposals	—	—	(57,475)	—	(57,475)
Transfer to intangible assets	—	(11,333)	—	—	(11,333)
Currency translation	55,013	—	1,652	—	56,665
Balance at August 31, 2021	2,746,118	3,646	202,536	326,868	3,279,168
Additions	90,861	—	95,398	—	186,259
Disposals	—	—	(149,275)	(32,822)	(182,097)
Currency translation	6,337	—	394	—	6,731
Balance at February 28, 2022	2,843,316	3,646	149,053	294,046	3,290,061

Accumulated depreciation
Balance at August 31, 2020	117,806	4,231	12,094	—	134,131
Depreciation	216,551	1,697	30,527	24,087	272,862
Disposal	—	—	(27,672)	—	(27,672)
Transfer to intangible assets	—	(5,352)	—	—	(5,352)
Balance at August 31, 2021	334,357	576	14,949	24,087	373,969
Depreciation	241,081	1,152	38,881	46,490	327,604
Disposal	—	—	(33,796)	(5,891)	(39,687)
Balance at February 28, 2022	575,438	1,728	20,034	64,686	661,886

Net carrying amount
As at August 31, 2021	2,411,761	3,070	187,587	302,781	2,905,199
As at February 28, 2022	2,267,878	1,918	129,019	229,360	2,628,175

During the year ended August 31, 2021, the Company paid in full a lease liability related with a computer software that was previously included in the right-of-use assets. As a result, the Company transferred the asset to intangible assets at its net book value of $5,981 [note 8].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

7. Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Boat rental fleet	Total
	$	$	$	$	$	$	$

Cost
Balance at August 31, 2020	187,850	32,175	8,436	506,172	34,818	—	769,451
Business acquisition	—	—	—	—	—	417,554	417,554
Additions	115,088	—	6,211	214,833	96,415	111,807	544,354
Disposals	—	—	—	(30,000)	—	(34,101)	(64,101)
Currency translation	—	—	—	—	—	18,057	18,057
Balance at August 31, 2021	302,938	32,175	14,647	691,005	131,233	513,317	1,685,315
Additions	28,199	119,053	9,194	107,368	28,287	251,626	543,727
Disposals	—	(5,800)	(4,899)	—	—	(40,634)	(51,333)
Currency translation	—	(35)	—	—	—	2,650	2,615
Balance at February 28, 2022	331,137	145,393	18,942	798,373	159,520	726,959	2,180,324

Accumulated depreciation
Balance at August 31, 2020	148,156	21,014	4,556	57,660	—	—	231,386
Depreciation	19,448	3,348	3,842	22,760	11,579	8,443	69,420
Disposal	—	—	—	(30,000)	—	—	(30,000)
Balance at August 31, 2021	167,604	24,362	8,398	50,420	11,579	8,443	270,806
Depreciation	15,275	10,226	2,804	11,304	14,323	17,929	71,861
Disposal	—	(3,500)	(674)	—	—	(677)	(4,851)
Balance at February 28, 2022	182,879	31,088	10,528	61,724	25,902	25,695	337,816

Net carrying amount
As at August 31, 2021	135,334	7,813	6,249	640,585	119,654	504,874	1,414,509
As at February 28, 2022	148,258	114,305	8,414	736,649	133,618	701,264	1,842,508

As at February 28, 2022, moulds of $233,201 [August 31, 2021 – $125,833] are not depreciated because they are not ready for use.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

8. Intangible assets and goodwill

	Intellectual property	Software	Trade name	Backlog	Website	Total
	$	$	$	$	$	$

Cost
Balance at August 31, 2020	—	—	—	—	—	—
Business acquisition	—	—	90,000	76,000	18,000	184,000
Transfer from right-of-use assets [note 6]	—	5,981	—	—	—	5,981
Additions	1,035,070	67,592	—	—	—	1,102,662
Currency translation	—	—	3,856	3,220	771	7,847
Balance at August 31, 2021	1,035,070	73,573	93,856	79,220	18,771	1,300,490
Additions	—	16,851	4,000	—	—	20,851
Currency translation	—	—	438	330	87	855
Balance at February 28, 2022	1,035,070	90,424	98,294	79,550	18,858	1,322,196

Accumulated depreciation
Balance at August 31, 2020	—	—	—	—	—	—
Depreciation	55,581	7,107	4,633	6,520	927	74,768
Balance at August 31, 2021	55,581	7,107	4,633	6,520	927	74,768
Depreciation	51,754	5,891	9,549	13,229	1,881	82,304
Balance at February 28, 2022	107,335	12,998	14,182	19,749	2,808	157,072

Net carrying amount
As at August 31, 2021	979,489	66,466	89,223	72,700	17,844	1,225,722
As at February 28, 2022	927,735	77,426	84,112	59,801	16,050	1,165,124

On February 16, 2021, the Company acquired intellectual property in exchange for cash consideration of EUR 300,000 ($461,134) and the issuance of 30,000 shares of the Company at a price of U.S.$15.07 [approximately $19.13] for total consideration of $1,035,070.

As at February 28, 2022, software of Nil [August 31, 2021 - $42,677] are not depreciated because they are not ready for use.

The balance of goodwill is at $9,082,275 at February 28, 2022 [August 31, 2021 – $9,033,638], with the change since acquisition date due to foreign exchange translation.

9. Credit facility

The Company has an authorized line of credit of $250,000 and $100,000 letter of guarantee facility, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. As at February 28, 2022, the Company has drawn an amount of Nil [August 31, 2021 – Nil] on the line of credit.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

10. Trade and other payables

	As at February 28, 2022	As at August 31 , 2021
	$	$

Trade payable	573,337	560,870
Sales taxes payable	27,801	34,076
Government remittances	107,231	46,030
Salaries and vacation payable	133,077	207,078
	841,446	848,054

11. Contract liabilities

	As at February 28, 2022	As at August 31, 2021
	$	$

Opening balance	898,713	20,443
Business acquisition	—	482,173
Payments received in advance	561,065	1,199,958
Payments reimbursed	(1,905)	(37,842)
Transferred to revenues	(449,298)	(766,019)
Currency translation	2,872	—
Closing balance	1,011,447	898,713

12. Lease liabilities

	As at February 28, 2022	As at August 31, 2021
	$	$

Opening balance	2,966,816	672,988
Business acquisition	—	1,651,746
Additions	186,259	852,467
Repayment	(344,097)	(295,316)
Interest on lease liability	74,259	65,115
Lease termination	(144,460)	(37,033)
Currency translation	6,799	56,849
Closing balance	2,745,576	2,966,816

Current	582,714	562,136
Non-current	2,162,862	2,404,680
	2,745,576	2,966,816

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

Future undiscounted lease payments as at February 28, 2022 are as follows:

$

Less than one year	708,789
One to five years	2,345,856
Over five years	18,253
3,072,898

13. Long-term debt

	As at February 28, 2022	As at August 31, 2021
	$	$

The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	38,376	36,972
Term loan bearing interest at a rate of 5.80% per annum payable in monthly installments of $848 until April 2024.	—	27,143
Term loans bearing interest at rates varying between 9.44% and 10.71% per annum payable in monthly installments of $7,372 until January 2025, which are secured by a lien on certain boat rental fleet.	221,319	—
Term loan bearing interest at rate of 3.59% per annum payable in monthly installments of $1,244 until December 2025.	54,209	—
	313,904	64,115
Current portion of long-term debt	81,845	10,179
	232,059	53,936

14. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021]

7858078 Canada Inc. [prior to June 3, 2021]

Montana Strategies Inc.

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU – Since February 16, 2021

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Founder shareholders

Gestion Toyma Inc.

Entreprises Claude Beaulac Inc. [former shareholder]

Gestion Moka Inc. [former shareholder]

The following table summarizes the Company’s related party transactions for the period:

	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021
	$	$	$	$
Revenues
Sale electric of boats
EB Rental Ltd. [prior to June 3, 2021]	—	43,000	—	43,000

Sale of parts and boat maintenance
EB Rental Ltd. [prior to June 3, 2021]	—	16,000	—	29,000

Expenses
Cost of sales
EB Rental Ltd. [prior to June 3, 2021]	—	12,000	—	17,000

Research and Development
Mac Engineering, SASU	128,392	—	320,359	—

Office salaries and benefits
Montana Strategies Inc.	34,128	—	34,128	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc. As at February 28, 2022, right-of-use assets and lease liabilities related to those leases amount to $1,011,211 and $1,078,015 respectively [August 31, 2021 – $1,132,556 and $1,177,867 respectively] [notes 6 and 12].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

Remuneration of directors and key management of the Company

	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021
	$	$	$	$

Wages	634,573	356,000	1,240,548	451,000
Share-based payments – stock options	854,561	2,927,000	2,097,880	3,133,000
	1,489,134	3,283,000	3,338,428	3,584,000

The amounts due to and from related parties are as follows:

	As at February 28, 2022	As at August 31, 2021
	$	$

Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200
Current advances to related party
Alexandre Mongeon	16,252	185,407

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	12,000	74,157
Patrick Bobby	9,231	11,092
Kulwant Sandher	6,046	7,054
Xavier Montagne	9,201	—
Mac Engineering, SASU	8,958	29,957
	45,436	122,260

Advances from related parties are non-interest bearing and have no specified terms of repayment.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

15. Capital stock

Authorized

Voting Common Shares, voting and participating

Issued

	As at November 30, 2021	As at August 31, 2021
	$	$

8,361,775 voting common shares [August 31, 2021 – 8,324,861]	43,056,042	42,834,982

Subscription and issuance of Voting Common Shares

On January 12, 2022 and February 1, 2022, the Board of Directors authorized the issuance of 25,000 Voting Common Shares and 5,435 Voting Common Shares respectively to a third party in exchange for marketing services provided to the Company.

On January 31, 2022, the Board of Directors authorized the issuance of 6,479 Voting Common Shares to a third party in exchange for sub-contracting services provided to the Company related to research and development.

16. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted a total of 1,709,121 stock options at exercise prices varying between $2.78 and $16.29 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three and six months ended February 28, 2022 amounts to $584,369 and $2,178,666 respectively [February 28, 2021 – $3,015,283 and $3,401,530 respectively]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

Grant date	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]

May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	8.98	9.06	105	0.8	5
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5
January 22, 2022	5.65	5.52	107	1.5	5

The following tables summarize information regarding the option grants outstanding as at February 28, 2022:

	Number of options	Weighted average exercise price
	#	$

Balance at August 31, 2020	516,216	3.41
Granted	1,148,310	12.86
Forfeited	(5,405)	3.70
Balance at August 31, 2021	1,659,121	9.95
Granted	152,500	6.70
Forfeited	(102,500)	13.59
Balance at February 28, 2022	1,709,121	9.44

Exercise price	Number of options outstanding	Weighted average grant date fair value	Weighted average remaining contractual life	Exercisable options
$	#	$	[years]

3.70	348,649	2.42	3.25	319,004
2.78	162,162	2.59	3.25	162,162
3.70	10,810	2.69	3.50	7,207
16.29	440,000	9.33	8.75	440,000
15.75	120,000	11.28	4.00	30,000
8.98	500,000	6.91	4.25	375,000
8.85	25,000	6.55	9.75	23,611
5.65	102,500	4.28	5.00	69,167

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

Grant date	Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
	$	#	[years]

November 23, 2020	16.53	151,800	3.75

17. Revenues

	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021
	$	$	$	$

Sale of electric boats	—	171,531	259,804	413,212
Sale of parts and boat maintenance	10,883	18,355	24,090	46,738
Boat rental and boat club membership revenue	742,637	—	1,676,477	—
Other	—	—	—	3,772
	753,520	189,886	1,960,371	463,722

The geographical distribution of revenues from external customers is as follows:

			Three months ended February 28, 2022	Three months ended February 28, 2021
	Sale of electric boats	Rental of electric boats	Total	Sale of electric boats
	$	$	$	$

Canada	10,883	—	10,883	1,893
USA	—	742,637	742,637	136,524
Other	—	—	—	51,469
	10,883	742,637	753,520	189,886

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

			Six months ended February 28, 2022	Six months ended February 28, 2021
	Sale of electric boats	Rental of electric boats	Total	Sale of electric boats
	$	$	$	$

Canada	140,476	—	140,476	5,903
USA	143,418	1,676,477	1,819,895	364,715
Other	—	—	—	93,104
	283,894	1,676,477	1,960,371	463,722

18. Grants and investment tax credits

During the three and six months ended February 28, 2022, the Company recognized grants and investment tax credits amounting to $280,473 and $803,349 respectively [February 28, 2021 – $24,492 and $119,482], of which $265,844 and $777,259 respectively are presented against research and development expenses [February 28, 2021 – Nil and $37,449 respectively], Nil and $8,535 respectively against cost of sales [February 28, 2021 – $18,505 and $64,831 respectively] and $14,629 and $16,881 respectively as a reduction of property and equipment and intangible assets [February 28, 2021 – Nil and Nil]. Office salaries and benefits are presented net of Nil and $673 respectively [February 28, 2021 – $5,988 and $17,203 respectively] of grants.

19. Net finance expense

	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021
	$	$	$	$

Interest and bank charges	48,767	26,661	81,698	55,339
Interest income	(83,041)	—	(172,891)	—
Foreign currency exchange (gain) loss	54,129	452,475	(116,496)	1,052,635
Loss on Debentures [note 5]	790,000	—	860,000	—
	809,855	479,136	652,311	1,107,974

20. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

•	Level 1: Quoted prices in active markets for identical items [unadjusted];
•	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
•	Level 3: Unobservable inputs [i.e., not derived from market data].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to/from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 2, the fair value of debentures is estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which is based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which is based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model includes a fair value adjustment based on an initial calibration exercise.

Below is a sensitivity analysis based on variations in the key assumptions used in the model. The table presents the fair value of the debentures would have been as at February 28, 2022 had the key assumptions varied as indicated:

	Volatility		Credit spread
	+5%	-5%	+2%	-2%
	$	$	$	$

Fair value of debentures	2,000,000	1,980,000	1,980,000	2,000,000

21. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

•	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
•	Rental of electric boat – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

	Three months ended February 28, 2022				Three months ended February 28, 2021
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total	Sale of electric boats
	$	$	$	$	$

Revenue from external customers	10,883	742,637	—	753,520	189,886
Revenue from other segments	282,967	20,068	(303,035)	—	—
Segment revenues	293,850	762,705	(303,035)	753,520	189,886
Segment gross profit	(28,296)	342,583	(65,629)	248,658	60,248

Segment (loss) profit before tax	(4,011,304)	(240,745)	(53,337)	(4,305,386)	(4,470,008)
Research and development	98,645	—	—	98,645	9,000
Office salaries and benefits	618,868	297,432	—	916,300	289,753

	Six months ended February 28, 2022				Six months ended February 28, 2021
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total	Sale of electric boats
	$	$	$	$	$

Revenue from external customers	283,894	1,676,477	—	1,960,371	463,722
Revenue from other segments	328,626	47,769	(376,395)	—	—
Segment revenues	612,520	1,724,246	(376,395)	1,960,371	463,722
Segment gross profit	(34,845)	891,201	(85,157)	771,199	84,286

Segment (loss) profit before tax	(7,549,210)	(90,326)	(57,955)	(7,697,491)	(6,352,721)
Research and development	17,509	—	—	17,509	67,000
Office salaries and benefits	1,119,672	484,149	—	1,603,821	384,873

	As at February 28, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$

Segment assets	29,876,871	12,900,419	(9,210,123)	33,567,167
Cash	8,928,036	805,524	23,668	9,757,228
Additions to property and equipment	189,734	417,322	(63,329)	543,727
Additions to intangible assets	20,851	—	—	20,851
Segment liabilities	2,251,585	3,114,250	(103,020)	5,262,815

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

	As at August 31, 2021
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$

Segment assets	35,175,599	12,734,296	(9,108,603)	38,801,292
Cash	17,210,266	937,555	—	18,147,821
Additions to property and equipment	432,547	145,275	(33,468)	544,354
Additions to intangible assets	1,102,662	—	—	1,102,662
Segment liabilities	2,400,829	2,938,746	(63,470)	5,276,105

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

22. Impact of Coronavirus outbreak

The novel coronavirus (“COVID-19”) global pandemic continues throughout the world. This pandemic has caused supply-chain issues for the Company and as a result the Company has not been able to realize on orders received in a timely manner. The full extent of the impact of COVID-19 on the Company’s business, operations and financial results will depend on evolving factors that the Company cannot accurately predict.

23. Additional cash flows information

Financing and investing activities not involving cash:

	Six months ended February 28, 2022	Six months ended February 28, 2021
	$	$

Additions to right-of-use assets	186,259	18,776
Lease termination	144,460	—
Advances from related parties converted to shares	—	898,489
Unpaid share subscription	—	39,200
Right-of-use assets transferred to intangible assets, net of accumulated depreciation	—	5,981
Shares issued as consideration for the acquisition of intangible assets	—	573,936
Transaction costs for share issuance transferred from prepaid	—	213,019

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2022

24. Commitments

In addition to the obligations under leases [note 12], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$

2022	2,350,000
2023	3,710,000
2024	1,316,000

In October 2021, EB Rental Ltd. has entered into a lease arrangement for premises, which has not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at February 28, 2022. The lease offers EB Rental Ltd. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date. The Company’s undiscounted lease commitments related to this lease are as follows as at February 28, 2022:

$

2022	—
2023	102,000
2024	156,000
2025	159,000
2026 and thereafter	382,000

25. Comparative figures

Certain comparative figures have been reclassified to conform to current period’s presentation.